1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

September 18, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided telephonically on September 18, 2013 with respect to a registration statement filed on Form N-2/A under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on August 27, 2013 on behalf of THL Credit Senior Loan Fund (“Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in the 497 filing to the Registration Statement, which the Fund intends to file on or about September 20, 2013.

Prospectus

Comment 1.         Please confirm that the Fee Table and Example will be updated in the 497 filing to reflect the actual size of the offering.

Response 1.  The Fee Table and Example will be updated in the prospectus included in the 497 filing to reflect the actual size of the offering.

Comment 2.         Please confirm that the Fund will be able to execute its investment strategy if it does not employ leverage.

Response 2. The Fund will be able to execute its investment strategy if it does not employ leverage.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai